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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NILE THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

(Title of Class of Securities)

654145 101

(CUSIP Number)

Joshua A. Kazam
c/o Two River Group Holdings, LLC
689 5th Avenue, 12th Floor
New York, NY 10022
(212) 871-7920

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 654145 101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Joshua A. Kazam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 1,231,820[1]

	8.	Shared Voting Power 779,371[2]

	9.	Sole Dispositive Power 1,231,820[1]

	10.	Shared Dispositive Power 779,371[2]

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,011,191[1,2]

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.35%

14.	Type of Reporting Person (See Instructions) IN
_____________________
1  Includes 165,530 shares of the Issuer’s Common Stock owned by the Kash Family Foundation for which the Reporting Person serves as trustee. The Reporting Person controls the right to vote and dispose of such shares but has no pecuniary interest therein.
2  Includes (a) 613,841 shares of the Issuer’s Common Stock held by the Kazam Family Trust, the trustee of which is the Reporting Person’s wife, and (b) 165,530 shares of the Issuer’s Common Stock held by the Reporting Person’s wife as custodian for the benefit of their minor child under the Uniform Gift to Minors Act. The Reporting Person disclaims beneficial ownership over thse securities.

Item 1.	Security and Issuer

The name of the Issuer is Nile Therapeutics, Inc., a Delaware corporation (“Issuer”), which has its principal executive offices at 2850 Telegraph Ave., Berkeley, CA 94705. This statement relates to Issuer’s common stock, $0.001 par value per share.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of:

	(a)	Joshua A. Kazam (the “Reporting Person”)

	(b)	c/o Two River Group Holdings, LLC 689 5th Avenue, 12th Floor New York, NY 10022

(c)
The Reporting Person is the Vice-President of Two River Group Management, LLC (“TRGM”), a Delaware limited liability company, which is the managing member of Two River Group Holdings, LLC (“TRGH”), a Delaware limited liability company. TRGM is in the business of creating companies to commercially develop therapeutic compounds to treat human diseases.

	(d)	During the last five years, the Reporting Person has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or

	(e)	(B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

	(f)	United States of America

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person received the securities covered by this statement pursuant to an Agreement and Plan of Merger dated August 15, 2007 (the “Merger Agreement”), between SMI Products, Inc. (“SMI”), Nile Merger Sub., Inc., a Delaware corporation and wholly owned subsidiary of SMI (“Nile Merger Sub”), and Nile Therapeutics, Inc., a Delaware corporation (“Old Nile”), Nile Merger Sub merged with and into Old Nile, with Old Nile remaining as the surviving entity and a wholly owned operating subsidiary of SMI. This transaction is referred to throughout this report as the “Merger.” The Merger Agreement and the terms and conditions contained therein are more fully described in the Issuer’s current reports on Form 8-K filed on August 17, 2007 and September 21, 2007.

On September 17, 2007, SMI filed a Certificate of Ownership with the Secretary of State of the State of Delaware pursuant to which Old Nile, SMI’s wholly-owned subsidiary by virtue of the Merger, merged with and into SMI with SMI remaining as the surviving corporation to that merger. In connection with that short-form merger, and as set forth in the Certificate of Ownership, SMI changed its corporate name to “Nile Therapeutics, Inc.”

Pursuant to the Merger Agreement, at the effective time of the Merger, on September 17, 2007 the Reporting Person exchanged 386,500 shares of common stock of Old Nile, par value $0.001 per share for 1,066,290 shares of the Issuer’s Common Stock and the Kash Family Foundation exchanged 60,000 shares common stock of Old Nile for 165,130 shares of the Issuer’s Common Stock. At the same time, the Kazam Family Trust, for which the Reporting Person’s wife is the trustee, exchanged 222,500 shares of Old Nile’s common stock for 613,841 shares of the Issuer’s Common Stock and the Reporting Person’s wife exchanged 60,000 shares of Old Nile’s common stock held under the Uniform Gift to Minors Act for the benefit of their minor child for 165,530 shares of the Issuer’s Common Stock. The Reporting Person disclaims beneficial ownership of such securities.

Item 4.	Purpose of Transaction

The Reporting Person received the securities described in this statement pursuant to the Merger Agreement described in Item 3 above. In connection with the Merger, there was a change of control of the Board of Directors of the Issuer. In connection with such reorganization, the Reporting Person was appointed to the Board of Directors of the Issuer.

Except as set forth in this Schedule 13D and the Form 8-K referred to above, the Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)
The Reporting Person may be deemed to be the beneficial owner of 2,011,191 shares of the Issuer’s Common Stock, representing 8.35% of the outstanding shares of the Issuer’s Common Stock. This number includes: (a) 165,530 shares of the Issuer’s Common Stock owned by the Kash Family Foundation for which the Reporting Person serves as trustee, (b) 613,841 shares of the Issuer’s Common Stock held by the Kazam Family Trust, the trustee of which is the Reporting Person’s wife, and (c) 165,530 shares of the Issuer’s Common Stock held by the Reporting Person’s wife as custodian for the benefit of their minor child under the Uniform Gift to Minors Act. The Reporting Person controls the right to vote and dispose of the securities listed in (a) but has no pecuniary interest therein. The Reporting Person disclaims beneficial ownership over the securities listed in (b) and (c). The Reporting Person does not own any other securities of the Issuer.

	(b)	The Reporting Person has the sole power to vote and dispose of 1,231,820 shares

	(c)	Except as disclosed in this 13D, the Reporting Person did not effect any transactions in the Issuer's securities within the past 60 days.

	(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Reporting Person's securities.

	(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person will vote his shares in favor of the election of Mr. Peter M. Strumph, the Chief Executive Officer of the Issuer, to the Board of Directors during the term of Mr. Strumph’s employment with the Issuer.

Except as disclosed herein and in the current report on Form 8-K filed by the issuer on August 17, 2007 and September 21, 2007, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

(a) Agreement and Plan of Merger, dated as of August 15, 2007, by and among SMI Products, Inc., a Delaware corporation, Nile Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of SMI, and Nile Therapeutics, Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 of the Issuer's Current Report on Form 8-K filed on August 17, 2007).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2007

Signature: /s/ Joshua A. Kazam

Name/Title: Joshua A. Kazam